SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)*

                               Counsel Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    22226R102
                                 (CUSIP Number)

                       Michael Katz, Esq., 2 American Lane
             Greenwich, Connecticut 06836-2571, Tel: (203) 862-8000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 4, 2003
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             SCHEDULE 13D


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Paloma International L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  6,868,561

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  6,868,561

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  6,868,561

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.1%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Amaranth L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  8,576,834

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  8,576,834

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  8,576,834

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  17.7%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  S. Donald Sussman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  6,868,561

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  6,868,561

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  6,868,561

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.1%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  8,576,834

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  8,576,834

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  8,576,834

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  17.7%

14.      TYPE OF REPORTING PERSON*
                  IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 ("Amendment No. 2") is filed as of November 12, 2003 on behalf of the Reporting Persons (as defined below) with respect to the Common Stock (as defined below) of the Issuer (as defined below). By this Amendment No. 2, the Reporting Persons hereby amend and supplement Schedule 13D filed on September 19, 2003 (the "Original Schedule 13D"), as amended on October 1, 2003 (the Original Schedule 13D, as amended, shall be referred to as the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 1.  Security and Issuer.

     This statement relates to the common shares, without par value ("Common Stock") of Counsel Corporation (the "Issuer"). The Issuer's principal executive office is located at Exchange Towers, Suite 1300, 130 King Street West, Toronto, Ontario M5X 1E3.

ITEM 2.  Identity and Background.

     (a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

     - Paloma International L.P., a Delaware limited partnership ("Paloma International"). Paloma International holds the shares of Common Stock beneficially owned by it through its subsidiary, Sunrise Partners Limited
Partnership, a Delaware limited partnership ("Sunrise"). Paloma GP LLC, a Delaware limited liability company ("Paloma GP") is the general partner of Paloma International.

     - Amaranth L.L.C., a Delaware limited liability company ("Amaranth"). Amaranth Advisors L.L.C., a Delaware limited liability company, is the managing member of Amaranth. Amaranth Advisors (Canada) ULC, a Nova Scotia unlimited liability company ("Amaranth Advisors (Canada)"), provides investment management services to Amaranth with respect to the shares of Common Stock owned by Amaranth. Amaranth holds the shares of Common Stock beneficially owned by it.

     - S. Donald Sussman, an individual and a citizen of the United States ("Sussman"). Mr. Sussman may be deemed to beneficially own the shares of Common Stock held by Paloma International as a result of being a managing member of Paloma GP.

     - Nicholas M. Maounis, an individual and a citizen of the United States ("Maounis"). Maounis may be deemed to beneficially own the shares of Common Stock held by Amaranth as a result of being the managing member of Amaranth Advisors L.L.C.

     The business address of Paloma International and Paloma GP is 2 American Lane, Greenwich, Connecticut 06836-2571. The business address of Mr. Sussman is 6100 Red Hook Quarter, 18B, Suites C, 1-6, St. Thomas, USVI 00802.

     The business address of Amaranth, Amaranth Advisors L.L.C. and Mr. Maounis is One American Lane, Greenwich, Connecticut 06831.

     The business address of Amaranth Advisors (Canada) is Canada Trust Tower, BCE Place, Suite 3160, PO Box 216, 161 Bay Street, Toronto, Ontario M5J 2S1.

     The principal business of Paloma International is that of a private investment fund engaged in the purchase and sale of securities for its own account.

     The principal business of Paloma GP is serving as the general partner of Paloma International.

     Mr. Sussman's principal occupation is serving as a managing member of Paloma GP and other private investment advisers.

     The principal business of Amaranth is that of a private investment fund engaged in the purchase and sale of securities for its own account.

     The principal business of Amaranth Advisors L.L.C. is serving as the managing member of Amaranth.

     The  principal   business  of  Amaranth   Advisors  (Canada)  is  providing
investment management services.

     The principal business of Mr. Maounis is serving as the managing member of Amaranth Advisors L.L.C.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by Paloma International in making its purchases of the shares of Common Stock beneficially owned by the Reporting Persons are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $7,279,550.83

     The source and amount of funds used by Amaranth in making its purchases of the shares of Common Stock beneficially owned by the Reporting Persons are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $7,704,974.60

ITEM 4.  Purpose of Transaction.

     The Reporting Persons previously reported in the Schedule 13D that they each beneficially owned 6% Convertible Unsecured Subordinated Debentures due October 31, 2003 (the "Debentures") issued by the Issuer, which were convertible into shares of Common Stock. Paloma International (through its subsidiary, Sunrise) and Amaranth acquired the Debentures beneficially owned by them in the ordinary course of purchasing and selling securities for their own respective accounts. Depending upon market conditions and other factors that they may deem material, the Reporting Persons may purchase additional shares of Common Stock or other related securities or may dispose of all or a portion of the shares of Common Stock or other related securities that they now beneficially own or may hereafter acquire.

     The Reporting Persons previously reported in the Schedule 13D that they had been informed that the Issuer intends to satisfy its obligation to pay the aggregate principal amount payable to the holders of the Debentures on October 31, 2003 by electing to use a right under the trust indenture governing the Debentures to pay the Debentures in Common Stock (the "Issuer Payment Election"). The Issuer had indicated that it would satisfy its obligation to pay the principal amount of the Debentures at maturity by delivering 690 shares of Common Stock for each US$1,000 principal amount of Debentures.

     On October 31, 2003, the maturity date of the Debentures, the Issuer purported to satisfy its obligation to pay the principal amount of the Debentures at maturity by delivering 690 shares of Common Stock for each US$1,000 principal amount of Debentures. The information disclosed above (and in the Original Schedule 13D) with respect to the Issuer Payment Election was provided to the Reporting Persons through a press release by the Issuer on September 9, 2003, the date used by the Reporting Persons as the Event Date of the Original Schedule 13D filing. However, the Reporting Persons' use of the September 9, 2003 Event Date in the Original Schedule 13D was without prejudice, since the Reporting Persons did not (and still do not yet) have all of the facts with respect to the Issuer's compliance with the conditions to make the above mentioned payment election.

     On September 29, 2003, Amaranth commenced litigation in Ontario, Canada (the "Litigation") against the Issuer seeking an order invalidating the share payment notice purportedly delivered to the Debenture holders by the Issuer on September 9, 2003, in connection with the Issuer Payment Election, as well as its legal costs incurred in connection with the Litigation. On October 28, 2003, the Ontario court ruled that Amaranth did not have standing to pursue the Litigation against the Issuer. Amaranth is currently appealing that ruling.

ITEM 5.  Interest in Securities of the Issuer.

         (a)      The Reporting Persons beneficially own:

     (i) Collectively, the Reporting Persons beneficially own 15,445,395 shares of Common Stock, which represent 31.8% of all of the outstanding shares of Common Stock.

     (ii) Paloma International beneficially owns 6,868,561 shares of Common Stock, which represent 14.1% of all of the outstanding shares of Common Stock.

     Mr. Sussman may be deemed to beneficially own the shares of Common Stock held by Paloma International as a result of being a managing member of Paloma GP.

     (iii) Amaranth beneficially owns 8,576,834 shares of Common Stock, which represent 17.7% of all of the outstanding shares of Common Stock.

     Maounis may be deemed to beneficially own the shares of Common Stock held by Amaranth as a result of being the managing member of Amaranth Advisors L.L.C.

     The percentage ownership was determined after giving effect to the Issuer's election to exchange the shares of Common Stock for all outstanding Debentures (reported to be $40,861,000 in principal amount) at maturity at the exchange ratio of 690 shares per $1,000 principal amount of Debentures and after the delivery of shares of Common Stock received by the Reporting Persons to settle certain short sales previously made by the Reporting Persons.

     (b) Mr. Sussman has shared power with Paloma to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Paloma.

     Mr. Maounis has shared power with Amaranth to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Amaranth.

     (c) Except as reported in this Amendment No.2 and as previously reported in the Schedule 13D, there have been no transactions effected by the Reporting Persons during the past sixty (60) days. However, the beneficial ownership of the Reporting Persons decreased due to (i) Amaranth delivering 1,022,446 share of Common Stock on November 4, 2003 to close out a pre-existing short position of Amaranth, and (ii) Paloma International delivering 257,759 shares of Common Stock on November 12, 2003 to close out a pre-existing short position of Paloma International.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Amaranth and Paloma International have an understanding that Sunrise will contribute to certain of the legal expenses incurred in connection with the Litigation described in Item 4, above.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  November 12, 2003


                  PALOMA INTERNATIONAL L.P.
                  By: Paloma GP LLC, as General Partner


                           By: /s/ Michael J. Berner
                               ---------------------
                                   Michael J. Berner
                                   Vice President



                 /s/ S. Donald Sussman
                 ---------------------
                 S. Donald Sussman


                  AMARANTH L.L.C.
                        By: Amaranth Advisors L.L.C.,
                              as Managing Member


                                    By: /s/ Nicholas M. Maounis
                                        -----------------------
                                            Nicholas M. Maounis
                                            President



             /s/ Nicholas M. Maounis
             -----------------------
                 Nicholas M. Maounis